UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

(FORMERLY THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES)

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD STE. E-5

NORTHBROOK, ILLINOIS 60062-6127

The Savings and
Profit Sharing Fund of

Allstate Employees

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,

Supplemental Schedule as of
December 31, 2008, and
Report of Independent Registered Public Accounting Firm

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

NOTE:

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

The Savings and Profit Sharing Fund of Allstate Employees

Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Fund’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Fund as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basis financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds.  The supplemental schedule and supplementary information by fund is the responsibility of the Fund’s management.  Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 15, 2009

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$—	$551,132	$189,372	$740,504
Invesco Institutional (N.A.) Inc. Stable Value Fund	682,463			682,463
Funds managed by State Street Global Advisors (SSgA):
SSgA Passive Bond Market Index Securities Lending Fund Series A	256,227			256,227
SSgA Allstate Balanced Securities Lending Fund	405,239			405,239
SSgA S&P 500 Flagship Securities Lending Fund Series A	458,528			458,528
SSgA Daily EAFE Index Securities Lending Fund Series T	189,625			189,625
SSgA Russell 2000 Index Securities Lending Fund Series A	208,820			208,820
Collective short-term investment fund		26,918	76	26,994
Participant notes receivable	93,765			93,765

Total investments	2,294,667	578,050	189,448	3,062,165

Receivables:
Dividends and interest	19	6,655	2,375	9,049
Employer contributions		1,252		1,252
Other		3,047		3,047
Interfund		7,808		7,808

Total receivables	19	18,762	2,375	21,156

Other assets	603			603

Total assets	2,295,289	596,812	191,823	3,083,924

LIABILITIES

ESOP loan (Notes 1 and 3)			22,467	22,467
Payables:
Other	636	28,113		28,749
Interfund			7,808	7,808

Total liabilities	636	28,113	30,275	59,024

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,294,653	568,699	161,548	3,024,900
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	17,204			17,204

NET ASSETS AVAILABLE FOR BENEFITS	$2,311,857	$568,699	$161,548	$3,042,104

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$—	$767,764	$423,594	$1,191,358
Invesco Institutional (N.A.) Inc. Stable Value Fund	471,746			471,746
Funds managed by State Street Global Advisors (SSgA):
SSgA Passive Bond Market Index Securities Lending Fund Series A	197,462			197,462
SSgA Allstate Balanced Securities Lending Fund	559,323			559,323
SSgA S&P 500 Flagship Securities Lending Fund Series A	814,047			814,047
SSgA Daily EAFE Index Securities Lending Fund Series T	444,885			444,885
SSgA Russell 2000 Index Securities Lending Fund Series A	356,725			356,725
Collective short-term investment fund		3,344	190	3,534
Participant notes receivable	93,368			93,368

Total investments	2,937,556	771,108	423,784	4,132,448

Receivables:
Dividends and interest	45	5,524	3,123	8,692
Employer contributions			9,805	9,805
Interfund		126,945		126,945

Total receivables	45	132,469	12,928	145,442

Other assets	1,474			1,474

Total assets	2,939,075	903,577	436,712	4,279,364

LIABILITIES

ESOP loan (Notes 1 and 3)			27,160	27,160
Payables:
Other	593	84		677
Interfund			126,945	126,945

Total liabilities	593	84	154,105	154,782

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,938,482	903,493	282,607	4,124,582
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(3,596)			(3,596)

NET ASSETS AVAILABLE FOR BENEFITS	$2,934,886	$903,493	$282,607	$4,120,986

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment loss:
Net depreciation of investments	$(660,295)	$(292,319)	$(112,548)	$(1,065,162)
Interest	30,956	113	140	31,209
Dividends	—	26,263	9,480	35,743

Net investment loss	(629,339)	(265,943)	(102,928)	(998,210)

Contributions:
Participants	160,432	17,629	—	178,061
Employer–ESOP loan debt service				—
Employer–cash matched on participant contributions	77	24,070	5,250	29,397

Total contributions	160,509	41,699	5,250	207,458

Allocation of company shares–shares matched on participant deposits at fair value	—	7,808	(7,808)	—

Total reductions	(468,830)	(216,436)	(105,486)	(790,752)

DEDUCTIONS

Benefits paid to participants	221,330	60,521		281,851
Interest expense			1,806	1,806
Administrative expense	3,754	719		4,473

Total deductions	225,084	61,240	1,806	288,130

NET DECREASE	(693,914)	(277,676)	(107,292)	(1,078,882)

INTERFUND TRANSFERS	70,885	(57,118)	(13,767)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,934,886	903,493	282,607	4,120,986

End of year	$2,311,857	$568,699	$161,548	$3,042,104

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income (loss):
Net appreciation (depreciation) of investments	$123,742	$(201,916)	$(104,459)	$(182,633)
Interest	27,708	218	382	28,308
Dividends		23,575	12,327	35,902

Net investment income (loss)	151,450	(178,123)	(91,750)	(118,423)

Contributions:
Participants	161,621	20,865	—	182,486
Employer–ESOP loan debt service			4,550	4,550
Employer–cash matched on participant contributions	2	76	5,255	5,333

Total contributions	161,623	20,941	9,805	192,369

Allocation of company shares–shares matched on participant deposits at fair value		121,673	(121,673)	—

Total additions (reductions)	313,073	(35,509)	(203,618)	73,946

DEDUCTIONS

Benefits paid to participants	252,977	88,444		341,421
Interest expense			2,956	2,956
Administrative expense	3,654	834		4,488

Total deductions	256,631	89,278	2,956	348,865

NET INCREASE (DECREASE)	56,442	(124,787)	(206,574)	(274,919)

INTERFUND TRANSFERS	105,570	(100,298)	(5,272)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,772,874	1,128,578	494,453	4,395,905

End of year	$2,934,886	$903,493	$282,607	$4,120,986

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      DESCRIPTION OF PLAN

The following description of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Fund’s provisions.

General—The Fund covers all full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries and Sterling Collision Centers, Inc. Employees must be at least 18 years of age to participate.

The Fund is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”).  The stock bonus portion of the Fund includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code.  The Fund is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Fund is administered by the Administrative Committee. Investment transactions are authorized by the Fund’s Investment Committee.  Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee.  Members of the Profit Sharing Committee are appointed by the Compensation and Succession Committee of the Board of Directors of the Company.

Trustee of the Fund—The Northern Trust Company holds Fund assets as trustee under The Savings and Profit Sharing Fund of Allstate Employees Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations.  Participants age 50 or older have the option to make additional pre-tax contributions (“Catch-Up” contributions).  Employees may also roll over pre-tax amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributes, at its discretion, from 50% to 150% of the first 5% of eligible compensation that a participant contributes on a pre-tax basis to the Fund (participants eligible to receive a management bonus receive from 50% to 100%).  All employer contributions are invested in the Allstate Stock Fund.  However, participants can transfer all or part of their Company contributions to any investment option within the Fund at any time.  The Company’s matching contribution was 50%, to all participants, for the year ended December 31, 2008.  The Company’s matching contribution was 142% (100% to participants eligible to receive a management bonus) for the year ended December 31, 2007.

Participant Accounts—Individual accounts are maintained for each Fund participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses.  Accounts may increase by rollovers and decrease by rollovers and withdrawals.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions and the Company’s contributions plus earnings thereon.

Investment Options—Upon enrollment in the Fund, a participant may direct employee contributions to any or all of the current seven investment options listed below.  Participants may change their investment elections at any time.

Allstate Stock Fund (The Allstate Corporation common stock) — Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund (Invesco Institutional (N.A.) Inc. Stable Value Fund) — The fund, managed by Invesco Institutional (N.A.), Inc. (“Invesco”), a registered investment advisor, is a separately managed portfolio that consists of: (i) investment contracts issued by a diversified group of insurance companies, banks, and other institutions; and (ii) shares of common collective trusts that are comprised of publicly and privately issued fixed, floating, and variable rate obligations of select entities.

Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A) — The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in shares of SSgA Passive Bond Market Index Securities Lending Fund Series A, which is a commingled trust that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities.

Balanced Fund (SSgA Allstate Balanced Securities Lending Fund) — The fund, managed by SSgA, invests in shares of SSgA Allstate Balanced Securities Lending Fund, which is a commingled trust that invests in a diversified portfolio of stocks and debt securities.

S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A) — The fund, managed by SSgA, invests in shares of SSgA S&P 500 Flagship Securities Lending Fund Series A, which is a commingled trust that invests in a diversified portfolio of stocks of large, established companies.

International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T) — The fund, managed by SSgA, invests in shares of SSgA Daily EAFE Index Securities Lending Fund Series T, which is a commingled trust that invests in a diversified portfolio of stocks in developed markets within Europe, Australia, and the Far East.

Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A) — The fund, managed by SSgA, invests in shares of SSgA Russell 2000 Index Securities Lending Fund Series A, which is a commingled trust that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.

Risks and Uncertainties—The Fund utilizes various types of investments, including institutional index funds, a stable value fund and common stock.  These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates.  It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Participant Notes Receivable—Participants may borrow from their account balance.  The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their account value, (ii) 100% of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000.  Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund.  Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate in effect as of the last day of the previous calendar quarter prior to the issuance of the loan and fixed for the duration of the loan.  Principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan—The Company has a leveraged ESOP.  The ESOP loan bears interest at 7.9%.

The borrowing is to be repaid through the year 2019 or earlier, if the Company elects to make additional contributions for principal prepayments on the ESOP Loan.  As the Fund makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.  The Company has made principal prepayments to fund Company contributions.

ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral.  ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her account balance.  Partial withdrawals are also permitted under the Fund subject to restrictions.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Fund’s financial statements are prepared under the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—Fund investments are stated at fair value.  Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Fund at year-end and the fair value of the underlying investments.  Common stock held in the Allstate Stock Fund is valued at market price.  The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.  Participant notes receivable are valued at amoritized cost, which approximates fair value.  The carrying value of all the financial instruments of the Fund is at fair value.

In accordance with FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis except for interest on participant notes, which is recorded when received.  The difference between cash and accrual basis for interest on participant notes is not material.  Dividends are recorded on the ex-dividend date.

Fair Value of Financial Assets and Financial Liabilities—The Fund adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS

No. 157”), as of January 1, 2008 for its financial assets and financial liabilities that are measured at fair value.  SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.  The adoption did not have a material effect on the Fund’s determination of fair value.

In determining fair value, the Fund principally uses the market approach which generally utilizes market transaction data for the same or similar instruments.  To a lesser extent, the Fund uses the income approach which involves determining fair values from discounted cash flow methodologies and the cost approach which is based on replacement costs.  SFAS No. 157 establishes a hierarchy for inputs used in determining fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are those used by market participants in valuing financial instruments that are developed based on market data obtained from independent sources.  In the absence of sufficient observable inputs, unobservable inputs reflect the Fund’s estimates of the assumptions market participants would use in valuing financial assets and financial liabilities and are developed based on the best information available in the circumstances.  The Fund uses prices and inputs that are current as of the measurement date, including during periods of market disruption.  In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified from Level 1 to Level 2, or from Level 2 to Level 3.

Financial assets and financial liabilities recorded on the Statement of Net Assets Available for Benefits at fair value as of December 31, 2008 are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:       Financial assets and financial liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Fund can access.

Level 2:       Financial assets and financial liabilities whose values are based on the following:

(1)         Quoted prices for similar assets or liabilities in active markets;

(2)         Quoted prices for identical or similar assets or liabilities in non-active markets; or

(3)                            Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:        Financial assets and financial liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These inputs reflect the Fund’s estimates of the assumptions that market participants would use in valuing the financial assets and financial liabilities.

The availability of observable inputs varies by instrument.  In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment.  The degree of judgment exercised by the Fund in determining fair value is typically greatest for instruments categorized in Level 3.  In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy.  The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Summary of Significant Valuation Techniques for Financial Assets and Financial Liabilities on a Recurring Basis

Level 1 Measurements

The Allstate Corporation Common Stock:  The Company’s common stock is actively traded in the New York Stock Exchange and is valued based on unadjusted quoted prices.

Level 2 Measurements

SSgA Passive Bond Market Index Securities Lending Fund Series A, SSgA Allstate Balanced Securities Lending Fund, SSgA S&P 500 Flagship Securities Fund Series A, SSgA Daily EAFE Index Securities Lending Fund Series T, SSgA Russell 2000 Index Securities Lending Fund Series A:  Comprise funds that have daily quoted net asset values for identical assets that the Fund can access that are traded in markets that are not active.  The net asset values are primarily derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

Collective Short Term Investment Fund:  Comprise funds that have daily quoted net asset values for identical assets that the Fund can access that are traded in markets that are not active.  The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.  A portion of the Collective Short Term Investment Fund is deemed part of the Stable Value Fund.

Invesco Institutional (N.A.) Inc. Stable Value Fund Common Collective Trusts:  A component of the Stable Value Fund which comprise funds that have daily quoted net asset values for identical assets that the Fund can access and are traded in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

Participant Note Receivable:  Amortized cost used as an estimate of fair value.

Level 3 Measurement

Invesco Institutional (N.A.) Inc. Stable Value Fund Wrappers:  A component of the Stable Value Fund which comprise various wrappers that are valued based on a discounted cash flow methodology that is widely accepted.  The discounted cash flow methodology uses inputs such as the change in replacement costs for the wrappers obtained from the wrapper providers which are unobservable, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

Fair Value Measurements Prior to the Adoption of SFAS No. 157—Prior to the adoption of SFAS No. 157 on January 1, 2008, the fair value of fund investments was determined based on the net asset value of shares held by the Fund and the fair market value of the underlying investments.  Participant note receivables were valued at amortized cost.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Fund, but have not yet been paid were immaterial at December 31, 2008 and 2007, and are included in Other assets on the Statements of Net Assets Available for Benefits.

Adopted Accounting Standard—In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, which redefines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.  SFAS No. 157 establishes a three-level hierarchy for fair value measurements based upon the nature of the inputs to the valuation of an asset or liability.  SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements.  In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits the deferral of the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The Fund adopted the provisions of SFAS No. 157 for financial assets and financial liabilities recognized or disclosed at fair value on a recurring and non-recurring basis as of January 1, 2008.  Consistent with the provisions of FSP FAS 157-2, the Fund decided to defer the adoption of SFAS No. 157 for non-financial assets and liabilities measured at fair value on a recurring basis until January 1, 2009.  In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of SFAS 157 in a market that is not active.  The Fund adopted the provisions of FSP FAS 157-3 as of September 30, 2008.  The adoption of SFAS No. 157 and FSP FAS 157-3 did not have a material effect on the Fund’s results of operations or financial position (see Note 7).

Pending Accounting Standard—In April 2009, the FASB issued FSP FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which amends SFAS No. 157, to provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. Guidance on identifying circumstances that indicate a transaction is not orderly is also provided.  If it is concluded that there has been a significant decrease in the volume and level of market activity for an asset or liability in relation to normal market activity for an asset or liability, transactions or quoted prices may not be determinative of fair value, and further analysis of the transactions or quoted prices may be needed.  A significant adjustment to the transactions or quoted prices may be necessary to estimate fair value which may be determined based on the point within a range of fair value estimates that is most representative of fair value under the current market conditions.  Determination of whether the transaction is orderly is based on the weight of the evidence.  The disclosure requirements of SFAS No. 157 are increased since disclosures of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs during the reporting period are required.

FSP FAS 157-4 defines the disclosures required for major categories by SFAS No. 157 to be the major security types as defined in FASB Statement No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”).  FSP FAS 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  FSP FAS 157-4 is effective for interim periods ending after June 15, 2009 with early adoption permitted but only in conjunction with the early adoption of FSP FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”) which is not applicable to the Fund.  Revisions resulting from a change in valuation technique or its application shall be accounted for as a change in accounting estimate and disclosed, along with a quantification of the total effect of the change in valuation technique and related inputs, if practicable, by major category.  The Fund will adopt the provisions of FSP FAS 157-4 as of April 1, 2009.  Quantification of the estimated effects of the application of the FSP FAS 157-4 requirements will be based on the market conditions and portfolio holdings at the time of adoption and are therefore not yet reliably estimable; however, the Fund does not expect a material impact to its results of operations or financial position upon adoption.

3.                      ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next five years.

The following table presents additional information, at December 31, 2008 and 2007, for the Fund’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated:

	2008		2007
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
($ in thousands)	Fund	Unallocated	Fund	Unallocated

Number of shares	16,823,333	5,780,600	14,699,675	8,110,158

Cost	$378,200	$41,188	$299,425	$57,786

Fair value	$551,132	$189,372	$767,764	$423,594

The estimated fair value of the ESOP loan as of December 31, 2008 and 2007 was approximately $22.3 million and $27.6 million, respectively, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Fund’s own credit risk.

4.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Fund to discontinue its contributions at any time and to terminate the Fund subject to the provisions of ERISA.

5.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated June 25, 2008, that the Fund and related trust were designed in accordance with applicable sections of the Code.  The plan document has been amended and restated since receiving the determination letter.  The Fund’s management believes that the Fund is currently designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Fund’s financial statements.

6.                      INVESTMENTS

The Fund’s investments which exceeded 5% of net assets available for benefits as of December 31, 2008 and 2007, were as follows:

($ in thousands)	2008	2007

Allstate Stock Fund (The Allstate Corporation common stock) *	$551,132	$767,764
ESOP Company Shares Unallocated	189,372	423,594
Bond Fund (Passive Bond Market Index Securities Lending Fund Series A)	256,227	—
Balanced Fund (SSgA Allstate Balanced Securities Lending Fund)	405,239	559,323
S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A)	458,528	814,047
International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T)	189,625	444,885
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	208,820	356,725

* Company contributions are made directly to the Allstate Stock Fund;

Participants may redirect funds immediately.

During 2008 and 2007, the Fund’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

($ in thousands)	2008	2007

Allstate Stock Fund (The Allstate Corporation common stock)	$(292,319)	$(201,916)
ESOP Company Shares Unallocated	(112,548)	(104,459)
Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A)	11,804	11,943
Balanced Fund (SSgA Allstate Balanced Securities Lending Fund)	(94,019)	34,541
S&P 500 Fund (SSgA S&P 500 Flagship Securities Lending Fund Series A)	(289,165)	42,744
International Equity Fund (SSgA Daily EAFE Index Securities Lending Fund Series T)	(172,366)	40,977
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	(116,549)	(6,463)

Total net (depreciation) in fair value of investments	$(1,065,162)	$(182,633)

The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts (“GICs”) comprised of investments in the common collective trusts plus a wrapper contract.  The wrapper contract is issued by a financial institution, and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.

The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting.  Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Fund after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund.  The underlying assets comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines.  High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/Aa or better as measured by Standard & Poor’s or Moody’s credit rating services.  The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.

The wrapper contracts are benefit-responsive wrapper contracts in that they provide that participants may execute transactions from the Stable Value Fund according to Fund provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals.  The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments.  The crediting rate cannot be reset to a level less than 0%.  Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Fund provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value.  Fund Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.

Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate.  In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates.  If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value.  This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts.  Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value.  This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.

	2008	2007
Average yields:
Based on annualized earnings (1)	7.033%	5.321%
Based on interest rate credited to participants (2)	4.176%	4.835%

(1)   Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)   Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For purposes of calculating the interest crediting rate, fair value is equal to the market value of the investments in the common collective trusts.  The crediting interest rates ranged from 3.21% to 4.92% at December 31, 2008 and 4.62% to 5.37% at December 31, 2007.

There are no reserves against contract value credit risk of the contract issuer or otherwise.  The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments.  All contracts have a minimum crediting rate of 0%.  The crediting interest rates are reset monthly.  The average yield is a weighted average of assets held on the last day of the year.  The average yield based on book value at December 31, 2008, was 4.23%.  The average yield based on book value at December 31, 2007, was 4.87%.

Fund investments include collective investment trusts managed by SSgA (“SSgA Investment Funds”) which are authorized, by the terms of the applicable trusts, to participate in securities lending activities through the State Street Global Securities Lending Program.  The collateral for the loans made by the collective investment trusts is invested in a collective investment trust known as the Quality Trust for SSgA Fund (“SSgA Collateral Fund”).  The value of the underlying investments in the SSgA Collateral Fund, which invests the collateral received from borrowers in these activities, is included in the fair value of the SSgA Investment Funds at a $1.00 price per unit. This value of the underlying investments in the SSgA Investment Funds determines the price at which participants’ accounts are transacted.

SSgA has implemented certain withdrawal limits on SSgA Investment Funds for Fund level or Fund sponsor directed full or partial redemptions from the SSgA Investment Funds.  Fund level or Fund sponsor directed redemptions above these thresholds may result in proceeds in both cash and units of the SsgA Collateral Fund. The limitations currently do not apply to redemptions based on participant directed activity.

The table below presents the SSgA Investment Funds authorized to invest in the SSgA Collateral Fund and the per unit value of those SSgA Investment Funds reflecting their investment in SSgA Collateral Fund at a $1.00 per unit fair value, as reported in the Fund Statement of Net Assets Available for Benefits, and the per unit fair value reflecting the December 31, 2008 fair value of the investments held by the SSgA Collateral Funds.

($ in thousands)	Per Unit Fair Value at $1.00 price per unit for investment in SSgA Collateral Fund as reported	Per Unit Fair Value reflecting fair value of investments in underlying SSgA Collateral Fund	Difference in determination of Fair Value	Fair Value of SSgA Investment Funds as reported

SSgA Investment Funds
SSgA Passive Bond Market Index Securities Lending Fund Series A	$19.45	$19.04	$5,402	$256,277
SSgA Allstate Balanced Securities Lending Fund	15.81	15.60	5,383	405,239
SSgA S&P 500 Flagship Securities Lending Fund Series A	178.94	177.90	2,665	458,528
SSgA Daily EAFE Index Securities Lending Fund Series T	13.42	13.25	2,402	189,625
SSgA Russell 2000 Index Securities Lending Fund Series A	16.80	16.19	7,582	208,820
Total			$23,434	$1,518,489

Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Fund for investments in each of the Fund’s investment options are deducted from income earned on a daily basis and are not separately reflected.  Consequently, fees and expenses are reflected as a reduction of investment return for such investments.

7.  FINANCIAL INSTRUMENTS

In the normal course of business, the Fund invests in various financial assets and incurs various financial liabilities.

The following table summarizes the Fund’s financial assets measured at fair value on a recurring and non-recurring basis as of December 31, 2008:

($ in thousands)	Level 1	Level 2	Level 3	Total

Financial assets
The Allstate Corporation Common Stock	$740,504	$—	$—	$740,504
Invesco Institutional (N.A.) Inc. Stable Value Fund	—	681,564	899	682,463
SSgA Passive Bond Market Index Securities Lending Fund Series A	—	256,227	—	256,227
SSgA Allstate Balanced Securities Lending Fund	—	405,239	—	405,239
SSgA S&P 500 Flagship Securities Lending Fund Series A	—	458,528	—	458,528
SSgA Daily EAFE Index Securities Lending Fund Series T	—	189,625	—	189,625
SSgA Russell 2000 Index Securities Lending Fund Series A	—	208,820	—	208,820
Collective short-tem investment fund	—	26,994	—	26,994
Participant notes receivable	—	93,765	—	93,765
Total financial assets	$740,504	$2,320,762	$899	$3,062,165
% of Total financial assets	24.2%	75.8%	0.0%	100.0%

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.  Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3).  Gains and losses for such assets and liabilities categorized within Level 3 may include changes in fair value that are attributable to both observable inputs (Level 1 and Level 2) and unobservable inputs (Level 3).

Net transfers in and/or out of Level 3 are reported as having occurred at the beginning of the quarter the transfer occurred; therefore, for all transfers into Level 3, all realized and unrealized gains and losses in the quarter of transfer are reflected in the table below.  The following table provides a summary of changes in fair value during the year ended December 31, 2008 of Level 3 financial assets and financial liabilities held at fair value on a recurring basis at December 31, 2008.

($ in thousands)	Balance as of January 1, 2008	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2008
Invesco Institutional (N.A.) Inc. Stable Value Fund Wrapper	$—	$899	$—	$—	$899
Total recurring Level 3	$—	$899	$—	$—	$899

Net appreciation (depreciation) of investments included in the Statement of Change of Net Assets Available for Benefits relate to investments still held at December 31, 2008.

8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts that will be included in the Form 5500 as of December 31, 2008 and amounts per the filed Form 5500 as of December 31, 2007:

($ in thousands)	2008	2007
Net assets available for benefits per the financial statements	$3,042,104	$4,120,986
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(17,204)	3,596

Net assets available for benefits per the Form 5500	$3,024,900	$4,124,582

The following is a reconciliation of net investment income per the financial statements to the amounts that will be included in the Form 5500 for the year ended December 31, 2008 and amounts per the filed Form 5500 as of December 31, 2007:

($ in thousands)	2008	2007
Total net investment (loss) income per the financial statements	$(998,210)	$(118,423)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(20,800)	8,796

Total net investment (loss) income per the Form 5500	$(1,019,010)	$(109,627)

The Form 5500 for 2008 will be prepared and filed by the Fund in accordance with Internal Revenue Service requirements.

9.                      RELATED-PARTY TRANSACTIONS

The Fund invests in The Northern Trust Collective Short Term Investment Fund, managed by The Northern Trust Company, the trustee of the Fund. The Fund is not charged directly for investment management services associated with this fund. The Fund also invests in the common stock of The

Allstate Corporation, the Fund’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

10.               SUBSEQUENT EVENTS

In the first quarter of 2009, the Company made several changes to The Savings and Profit Sharing Fund of Allstate Employees including:

(1)   The name of the Fund has been changed to the Allstate 401(k) Savings Plan.

(2)   The variable portion of the company match is now tied to improvement in the Company’s position on the Customer Loyalty Index, rather than to operating earnings-per-share.

(3)   The company match has been revised and is now based on a two-tiered formula.  For those participants eligible for company-matching contributions, the Company will contribute a match of 50% of the first 3% and 25% of the next 2% of eligible compensation that a participant contributes on a pre-tax basis to the Fund, and at its discretion, up to an additional 50% of the first 3% and 25% of the next 2% of eligible compensation.

(4)   For new employees hired on or after March 1, 2009, the company match will fully vest after three years of employment.

******

SUPPLEMENTAL SCHEDULE

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	22,603,933 shares	$228,236,467	$740,504,845

	Invesco Allstate Stable Value Fund:

*	The Northern Trust Collective Short Term Investment Fund No. 22-19589	31,751,374 shares	31,751,374	31,751,374

	IGT MxMgr A+ Int G/C Common Collective Trust	82,606,368 shares	101,544,199	101,367,182
	ING Life & Annuity Wrapper	ING Life & Annuity No. 60256		141,987

	IGT Invesco Short Term Bond Common Collective Trust	87,857,064 shares	108,548,601	112,669,920
	JP Morgan Chase Wrapper	JP Morgan Chase No. AALLSTATE-S		183,698

	IGT MxMgr A+ Core Common Collective Trust	47,564,890 shares	57,523,793	57,758,569
	JP Morgan Chase Wrapper	JP Morgan Chase No. ALLSTATE-MCA		154,355

	IGT Invesco Short Term Bond Common Collective Trust	79,503,473 shares	98,138,270	101,957,083
	Monumental Wrapper	Monumental No. MDA-00714TR		146,915

	IGT Invesco Short Term Bond Common Collective Trust	88,807,629 shares	110,854,523	113,888,947
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.01.0001		105,573

	IGT MxMgr A+ Core Common Collective Trust	35,112,855 shares	42,418,709	42,637,926
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.02.001

	IGT MxMgr A+ Int G/C Common Collective Trust	97,409,547 shares	108,462,488	119,532,327
	State Street Bank Wrapper	State Street Bank No. 105027		166,231

(Continued)

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

		(c) Description of investment,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	State Street Global Advisors (SSgA):

	SSgA Passive Bond Market Index Securities Lending Fund Series A	13,170,935 shares	$228,236,467	$256,227,361

	SSgA Allstate Balanced Securities Lending Fund	25,636,673 shares	320,342,881	405,238,887

	SSgA S&P 500 Flagship Securities Lending Fund Series A	2,562,524 shares	547,342,075	458,527,741

	SSgA Daily EAFE Index Securities Lending Fund Series T	14,125,835 shares	252,959,607	189,625,212

	SSgA Russell 2000 Index Securities Lending Fund Series A	12,427,540 shares	260,762,508	208,819,961

*	The Northern Trust Collective Short Term	26,994,236 shares	26,994,236	26,994,236
	Investment Fund No. 22-44460 and No. 22-41639

*	Participant loans	Rates of interest from 4% to 9.5% maturing through 2023	93,765,486	93,765,486

	Total		$2,617,881,684	$3,062,165,816

*	Permitted party in interest.

(Concluded)

OTHER INFORMATION

On September 25, 2008, Deloitte & Touche LLP (“Deloitte”) advised The Allstate Corporation (the “Corporation”) Audit Committee (the “Allstate Audit Committee”) that it had become aware that a former Deloitte advisory partner (the “Former Advisory Partner”) traded in the Corporation’s securities on two occasions in 2006.  Deloitte performs the audit of the Allstate 401(k) Savings Plan (formerly, The Savings and Profit Sharing Fund of Allstate Employees) (the “Plan”) in addition to those of the Corporation.  Deloitte conducted an internal review and concluded that, although these securities transactions violated the SEC’s independence rules, the Former Advisory Partner’s actions did not compromise Deloitte’s impartiality or objectivity.

Following its own investigation, the Allstate Audit Committee concurred with Deloitte’s conclusion, reconfirmed in its letter to the Allstate Audit Committee issued October 31, 2008, that Deloitte’s impartiality or objectivity related to its audits of the Corporation had not been compromised and therefore, notwithstanding the violation of the independence rules, Deloitte’s independence was not impaired.  The plan administrator for the Plan has concurred that Deloitte’s independence was not impaired with regard to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN
(FORMERLY THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES)

	By	/s/ John O’Malley
John O’Malley
Plan Administrator

Date: June 25, 2009